Filed by Barclays PLC Pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Companies:
Barclays PLC
(Commission File No. 1-09246)
Barclays Bank PLC
(Commission File No. 1-10257)
ABN AMRO Holding N.V.
(Commission File No. 1-14624)
ABN AMRO Bank N.V.
(Commission File No. 1-14624-05)

Future SEC Filings and this Filing: Important Information
This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects it will file with the SEC a Registration
Statement on Form F-4, which will constitute a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE,
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website
(http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC. The publication and distribution of this document and any separate documentation regarding the Intended Offer, the making of the
Intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the Intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the Intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.
Forward looking statements.
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section
27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays and ABN AMRO’s plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays and ABN AMRO caution readers that no forward-
looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving Barclays and ABN AMRO, including the achievement of synergy targets, Barclays and ABN AMRO’s future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical facts. Additional risks and factors are identified in Barclays and ABN AMRO’s filings with the SEC, including Barclays and ABN AMRO’s Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on Barclays website at
http://www.barclays.com and ABN AMRO’s website at http://www.abnamro.com, respectively, and on the SEC's website at http://www.sec.gov.
Any forward-looking statements made by or on behalf of ABN AMRO or Barclays speak only as of the date they are made. Barclays and ABN AMRO do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays and ABN AMRO have made or may make in documents Barclays or ABN AMRO has filed or may file with the SEC.
Sources of ABN AMRO financial information
Source of all group figures presented stem from the 2006 Annual Report or Management Information that reconciles to Annual Reports of ABN AMRO. In the Annual
Report of ABN AMRO the figures 2002 and 2003 are according to Dutch GAAP, the numbers as of 2004 are according to IFRS (excluding the consolidation effect of private equity controlled investments).

John Varley Group Chief Executive

The journey … • Long courtship followed by a quick engagement • Fast-moving team, covering all bases • Guiding Principles evident throughout the process 1

A universal bank leading the global
financial services industry
• Retail customers – 47 million, in over 60 countries
• Number one in investment management
• Top five investment bank
• Top five card issuer outside the US – 27m cards
• Top ten wealth business
…..and the biggest transaction in banking history

• Build the best bank in the UK
• Accelerate growth of global businesses
• Develop Retail and Commercial Banking activities
in selected countries outside the UK
• Enhance operational excellence
Consistent strategic priorities

Same direction, shifting up a few
gears
• Banking sector is still fragmented
• Customer needs around the world are converging
• Demand-led growth will be significant
• Universal bank model – best-placed
• Portfolio is aligned with market growth and
customer demand
• Benefits for customers, shareholders and employees

Offering world class capabilities
Deep local relationships
Expanded client
base to drive
product revenues
Enhanced product
capabilities drive
cross sell
• Retail Banking
• Credit Cards
• Affluent Banking
• Commercial Banking
• Payments and
transactional Banking
• Investment Banking
• Asset Management
• Wealth Management
World class capabilities
• Europe
– UK
– Netherlands
– Italy
– Spain
– Portugal
• US
• Brazil
• Africa
• Asia
– India
– China
– Pakistan
– Taiwan
• Middle East
– Indonesia
– Hong Kong
– Singapore

Board structure • Arthur Martinez, Chairman • Marcus Agius, Deputy Chairman • 9 Members from ABN AMRO • 10 Members from Barclays BOARD

An experienced and clearly defined
executive team
EXECUTIVE COMMITTEE
John Varley,  Group Chief Executive
Robert E. Diamond, Group President, CEO of IBIM
Ron Teerlink
Chief Operating Officer
of GRCB
Chris Lucas
Group Finance Director
Paul Idzik
Group Chief Operating Officer
Huibert Boumeester
Group Chief
Administrative Officer
Piero Overmars
CEO of Continental Europe
and Asia, GRCB
Frits Seegers
CEO of GRCB

Substantial identified synergies
• Total synergies: €3.5bn
• Cost synergies: €2.8bn
• Net revenue synergies: €0.7bn
• Implementation costs: €3.6bn or 129% of cost
synergies
• Proforma 2006 cost:income ratio (57%) below
Barclays (59%) and ABN AMRO (71%)

Next steps – indicative timetable*
• July 2007:  Publication of Offer documentation,
Prospectus and our circular to
shareholders
• August 2007: (i) Extraordinary General Meeting of
Barclays shareholders to approve the
Offer
(ii) Extraordinary General Meeting of
ABN AMRO shareholders to approve the
Offer
• Q4 2007: Settlement of the Offer
*The indicative timetable is included for illustrative purposes only, and may be subject to change.  The timeframe between this announcement and the publication of the Offer documentation is primarily driven by anticipated regulatory requirements.

Best